UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-41672

Top KingWin Ltd

(Translation of registrant’s name into English)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

Zip: 511400

Tel: +86 400 661 3113

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 17, 2023, Top KingWin Ltd, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC, as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “Offering”) an aggregate of 2,750,000 Class A ordinary shares (the “IPO Shares”) of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 412,500 Ordinary Shares to cover over-allotments, if any.

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-269290), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 29, 2023. A final prospectus relating to this Offering was filed with the Commission on April 19, 2023 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 17, 2023, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering.

On April 18, 2023, the Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the symbol “TCJH.”

On April 20, 2023, the Company consummated the Offering of 2,750,000 Ordinary Shares, which were priced at a price of $4.00 per share. The Offering was conducted on a firm commitment basis and 412,500 Ordinary Shares are issuable upon the full exercise of the Underwriters’ over-allotment option. The gross proceeds to the Company from the Offering, before deducting commissions, expense allowance, and expenses, are approximately $11 million.

On April 20, 2023, the Company issued a press release furnished herewith as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2023	Top KingWin Ltd

	By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated April 17, 2023, between the Company and the Univest Securities, LLC, as the representative of the Underwriters.
99.1	Press Release, dated April 17, 2023.
99.2	Press Release, dated April 20, 2023.

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